UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

China Finance Online Co. Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.001 per share

 (Title of Class of Securities)

169379104

 (CUSIP Number)

December 31, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169379104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertex Technology Fund (III) Ltd (“VTF3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -- (See Row 6 and related footnote)
	6	SHARED VOTING POWER 7,101,494 Ordinary Shares (1)
	7	SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
	8	SHARED DISPOSITIVE POWER 7,101,494 Ordinary Shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,101,494 Ordinary Shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
12	TYPE OF REPORTING PERSON CO

(1)
Represents 1,420,298 American Depositary Shares (“ADSs”), each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3.  Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by Vertex Management (II) Pte Ltd (“VM2”) for VTF3.  As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3.  In addition, Vertex Venture Holdings Ltd (“VVH”), as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares.  See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 110,955,383 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding as of December 31, 2012, as reported by the Company to the Reporting Persons.

CUSIP No. 169379104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertex Management (II) Pte Ltd (“VM2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -- (See Row 6 and related footnote)
	6	SHARED VOTING POWER 7,101,494 Ordinary Shares (2)
	7	SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
	8	SHARED DISPOSITIVE POWER 7,101,494 Ordinary Shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,101,494 Ordinary Shares (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
12	TYPE OF REPORTING PERSON CO

(2)
Represents 1,420,298 ADSs, each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3.   Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3.  As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3.  In addition, VVH, as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares.  See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 110,955,383 Ordinary Shares of the Company outstanding as of December 31, 2012, as reported by the Company to the Reporting Persons.

CUSIP No. 169379104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vertex Venture Holdings Ltd (“VVH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -- (See Row 6 and related footnote)
	6	SHARED VOTING POWER 7,101,494 Ordinary Shares (3)
	7	SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
	8	SHARED DISPOSITIVE POWER 7,101,494 Ordinary Shares (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,101,494 Ordinary Shares (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
12	TYPE OF REPORTING PERSON CO

(3)
Represents 1,420,298 ADSs, each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3.  Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3.  As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3.  In addition, VVH, as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares.  See the second paragraph of Item 2(a) of this Schedule 13G for more information.

*	Based upon 110,955,383 Ordinary Shares of the Company outstanding as of December 31, 2012, as reported by the Company to the Reporting Persons.

CUSIP No. 169379104	13G	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

China Finance Online Co. Limited (the “issuer” or the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District
Beijing, China 100032

Item 2(a)	Name of Person Filing:

This Statement is filed by the following entities:

Vertex Technology Fund (III) Ltd (“VTF3”)
Vertex Management (II) Pte Ltd (“VM2”)
Vertex Venture Holdings Ltd (“VVH”)

The foregoing entities are collectively referred to as the “Reporting Persons.”

VM2 and VTF3 are parties to a management agreement under which VM2 manages the investments made by VTF3.  Divestment and voting decisions with respect to the shares of the issuer held by VTF3 must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3.  VVH is the sole shareholder of VTF3.  VVH is also the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2.  As a result of its share ownership positions, VVH may be deemed to control VTF3 and VM2 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VTF3.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address for VTF3, VVH and VM2 is:
250 North Bridge Road
#05-01 Raffles City Tower
Singapore 179101

Item 2(c)	Citizenship:

VTF3, VM2 and VVH are each corporations organized under the laws of Singapore.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value HK$0.001 per share

Item 2(e)	CUSIP Number:

169379104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

CUSIP No. 169379104	13G	Page 7 of 9 Pages

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________

Not applicable.

Item 4.	Ownership

(a)   Amount Beneficially Owned:
See Row 9 of cover page for each Reporting Person

(b)   Percent of Class:
See Row 11 of cover page for each Reporting Person

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:
See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or direct the vote:
See Row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: □

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by Vertex Technology Fund (III) Ltd, a Singapore corporation.

CUSIP No. 169379104	13G	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group

As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by VTF3.  While the existence of a group is not expressly affirmed pursuant to this filing, the Reporting Persons include the following additional entities, which may be deemed to exercise voting or investment power with respect to the shares held of record by VTF3:  Vertex Management (II) Pte Ltd; and Vertex Venture Holdings Ltd.  See Item 2 of this Schedule 13G for additional information about the relationships among these parties.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 169379104	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND (III) LTD

Dated: February 4, 2013	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 4, 2013	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX VENTURE HOLDINGS LTD

Dated: February 4, 2013	By:	/s/ Chua Kee Lock
	Name:	Chua Kee Lock
	Title:	Director

EXHIBIT INDEX

Exhibit	Title
A	Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of China Finance Online Co. Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.  Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate.  This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

VERTEX TECHNOLOGY FUND (III) LTD

Dated: February 4, 2013	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX MANAGEMENT (II) PTE LTD

Dated: February 4, 2013	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX VENTURE HOLDINGS LTD

Dated: February 4, 2013	By:	/s/ Chua Kee Lock
	Name:	Chua Kee Lock
	Title:	Director